Exhibit 99.2
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                                  ANNOUNCEMENT




                         WPP GROUP PLC ("the Company")
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On 12 March 2003 the Company was notified by Janus Capital Management LLC, pursuant to Sections 198-202 of the Companies Act 1985 that it now has an interest in 33,729,521 WPP Ordinary Shares, representing 2.923% of WPP's issued Ordinary Share Capital.







12 March 2003